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EXHIBIT 99.3

        Unaudited Consolidated Financial Statements for the first quarter ended March 31, 2016

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(unaudited)

	Three months ended March 31
($ millions)	2016	2015

Revenues and Other Income

Operating revenues, net of royalties (note 3)	5 644	7 129

Other (loss) income (note 5)	(67)	257

	5 577	7 386

Expenses

Purchases of crude oil and products	2 069	2 772

Operating, selling and general	2 349	2 295

Transportation	289	267

Depreciation, depletion, amortization and impairment	1 472	1 333

Exploration	41	183

(Gain) loss on disposal of assets	(1)	2

Financing (income) expenses (note 7)	(718)	1 138

	5 501	7 990

Earnings (Loss) before Income Taxes	76	(604)

Income Taxes (note 8)

Current	(116)	184

Deferred	(65)	(447)

	(181)	(263)

Net Earnings (Loss)	257	(341)

Net Earnings (Loss) Attributable to:

Common shareholders	246	(341)

Non-controlling interest (note 4)	11	—

	257	(341)

Other Comprehensive Income

Items that may be subsequently reclassified to earnings

Foreign currency translation adjustment	(262)	386

Items that will not be reclassified to earnings

Actuarial loss on employee retirement benefit plans, net of income taxes	—	(30)

Other Comprehensive Income	(262)	356

Total Comprehensive (Loss) Income	(5)	15

Per Common Share (dollars) (note 9)

Net earnings (loss) – basic and diluted	0.17	(0.24)

Net earnings (loss) attributable to common shareholders – basic and diluted	0.16	(0.24)

Cash dividends	0.29	0.28

See accompanying notes to the interim consolidated financial statements.
SUNCOR ENERGY INC. 2016 FIRST QUARTER 39

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	March 31 2016 (see note 4)	December 31 2015

Assets

Current assets

Cash and cash equivalents	3 134	4 049

Accounts receivable	3 061	2 751

Inventories	3 108	3 090

Income taxes receivable	817	538

Total current assets	10 120	10 428

Property, plant and equipment, net	70 050	61 151

Exploration and evaluation	2 081	1 681

Other assets	1 209	1 153

Goodwill and other intangible assets	3 077	3 079

Deferred income taxes	35	35

Total assets	86 572	77 527

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	1 639	747

Current portion of long-term debt	71	70

Accounts payable and accrued liabilities	5 075	5 306

Current portion of provisions	805	769

Income taxes payable	194	244

Total current liabilities	7 784	7 136

Long-term debt	16 304	14 486

Other long-term liabilities	1 900	1 573

Provisions (note 13)	6 040	5 339

Deferred income taxes	11 609	9 954

Shareholders' equity	42 935	39 039

Total liabilities and shareholders' equity	86 572	77 527

See accompanying notes to the interim consolidated financial statements.
40 SUNCOR ENERGY INC. 2016 FIRST QUARTER

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended March 31
($ millions)	2016	2015

Operating Activities

Net earnings (loss)	257	(341)

Adjustments for:

Depreciation, depletion, amortization and impairment	1 472	1 333

Deferred income taxes	(65)	(447)

Accretion	64	52

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(921)	962

Change in fair value of derivative contracts	169	148

(Gain) loss on disposal of assets	(1)	2

Share-based compensation	(163)	(148)

Exploration	—	49

Settlement of decommissioning and restoration liabilities	(122)	(133)

Other	(8)	(2)

Increase in non-cash working capital	(634)	(599)

Cash flow provided by operating activities	48	876

Investing Activities

Capital and exploration expenditures	(1 556)	(1 326)

Cash acquired from Canadian Oil Sands Ltd. (note 4)	109	—

Proceeds from disposal of assets	159	40

Other investments	(2)	(4)

Increase in non-cash working capital	(126)	(47)

Cash flow used in investing activities	(1 416)	(1 337)

Financing Activities

Net change in short-term debt	964	58

Net change in long-term debt	36	—

Issuance of common shares under share option plans	7	34

Dividends paid on common shares	(453)	(405)

Cash flow provided by (used in) financing activities	554	(313)

Decrease in Cash and Cash Equivalents	(814)	(774)

Effect of foreign exchange on cash and cash equivalents	(101)	104

Cash and cash equivalents at beginning of period	4 049	5 495

Cash and Cash Equivalents at End of Period	3 134	4 825

Supplementary Cash Flow Information

Interest paid	86	76

Income taxes paid	131	792

See accompanying notes to the interim consolidated financial statements.
SUNCOR ENERGY INC. 2016 FIRST QUARTER 41

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Non- controlling interest	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2014	19 311	609	504	—	21 179	41 603	1 444 119

Net loss	—	—	—	—	(341)	(341)	—

Foreign currency translation adjustment	—	—	386	—	—	386	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $10	—	—	—	—	(30)	(30)	—

Total comprehensive income	—	—	386	—	(371)	15	—

Issued under share option plans	44	(5)	—	—	—	39	1 150

Issued under dividend reinvestment plan	10	—	—	—	(10)	—	—

Share-based compensation	—	20	—	—	—	20	—

Dividends paid on common shares	—	—	—	—	(405)	(405)	—

At March 31, 2015	19 365	624	890	—	20 393	41 272	1 445 269

At December 31, 2015	19 466	633	1 265	—	17 675	39 039	1 446 013

Net earnings	—	—	—	11	246	257	—

Foreign currency translation adjustment	—	—	(262)	—	—	(262)	—

Total comprehensive income (loss)	—	—	(262)	11	246	(5)	—

Issued under share option plans	12	(1)	—	—	—	11	305

Issued for the acquisition of Canadian Oil Sands Ltd. (note 4)	3 154	—	—	1 172	—	4 326	98 814

Equity transactions to eliminate non-controlling interest in Canadian Oil Sands Ltd. (note 4)	1 298	—	—	(1 183)	(115)	—	36 879

Share-based compensation	—	17	—	—	—	17	—

Dividends paid on common shares	—	—	—	—	(453)	(453)	—

At March 31, 2016	23 930	649	1 003	—	17 353	42 935	1 582 011

See accompanying notes to the interim consolidated financial statements.
42 SUNCOR ENERGY INC. 2016 FIRST QUARTER

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangements.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2015.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at December 31, 2015.

Comparative figures have been reclassified to conform to the current year financial statement presentation for the revenues and expenses for the company's ethanol business that is presented in the Refining and Marketing segment, and was previously presented in the Corporate, Energy Trading and Eliminations segment. The reclassification resulted in an increase in net earnings for the Refining and Marketing segment of $6 million for the three months ended March 31, 2015 and $40 million for the twelve months ended December 31, 2015. Net earnings for the Corporate, Energy Trading and Eliminations segment decreased by $6 million for the three months ended March 31, 2015 and $40 million for the twelve months ended December 31, 2015 as a result of the reclassification.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2015.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2015.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period the rate change is substantively enacted.

3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

SUNCOR ENERGY INC. 2016 FIRST QUARTER 43

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

						(Restated)		(Restated)

Revenues and Other Income

Gross revenues	1 585	1 777	531	732	3 579	4 808	(3)	(44)	5 692	7 273

Intersegment revenues	454	507	—	37	12	22	(466)	(566)	—	—

Less: Royalties	(19)	(18)	(29)	(126)	—	—	—	—	(48)	(144)

Operating revenues, net of royalties	2 020	2 266	502	643	3 591	4 830	(469)	(610)	5 644	7 129

Other income (loss)	33	58	2	116	11	21	(113)	62	(67)	257

	2 053	2 324	504	759	3 602	4 851	(582)	(548)	5 577	7 386

Expenses

Purchases of crude oil and products	140	70	—	1	2 456	3 347	(527)	(646)	2 069	2 772

Operating, selling and general	1 435	1 372	145	131	542	570	227	222	2 349	2 295

Transportation	184	152	23	27	92	99	(10)	(11)	289	267

Depreciation, depletion, amortization and impairment	917	773	356	365	170	165	29	30	1 472	1 333

Exploration	30	105	11	78	—	—	—	—	41	183

(Gain) loss on disposal of assets	(1)	8	—	1	—	—	—	(7)	(1)	2

Financing (income) expenses	55	39	15	38	11	(7)	(799)	1 068	(718)	1 138

	2 760	2 519	550	641	3 271	4 174	(1 080)	656	5 501	7 990

(Loss) earnings before Income Taxes	(707)	(195)	(46)	118	331	677	498	(1 204)	76	(604)

Income Taxes

Current	(147)	(4)	61	101	99	207	(129)	(120)	(116)	184

Deferred	(36)	(45)	(73)	(445)	(9)	(28)	53	71	(65)	(447)

	(183)	(49)	(12)	(344)	90	179	(76)	(49)	(181)	(263)

Net (Loss) Earnings	(524)	(146)	(34)	462	241	498	574	(1 155)	257	(341)

Capital and Exploration Expenditures	1 107	793	271	356	172	83	6	94	1 556	1 326

4. ACQUISITION OF CANADIAN OIL SANDS

On February 5, 2016, Suncor obtained control of Canadian Oil Sands Limited (COS) by acquiring 73% of COS' outstanding common shares in exchange for 0.28 of a Suncor share per COS share tendered. The acquisition resulted in the issuance of 98.9 million Suncor common shares, which had a fair value of $31.88 per share based on the closing price on the Toronto Stock Exchange on the acquisition date.

Suncor acquired COS to benefit from operating synergies and economies of scale expected from combining the two companies' ownership interests in Syncrude.

44 SUNCOR ENERGY INC. 2016 FIRST QUARTER

Purchase price consideration

Number of COS common shares tendered (millions)	353.3

Multiplied by share exchange ratio	0.28

Number of Suncor common shares issued (millions)	98.9

Share price on acquisition date	$31.88

Fair value of consideration ($ millions)	3 154

On February 22, 2016, and March 21, 2016, Suncor acquired the remaining outstanding 131.3 million COS shares on the same terms as the initial acquisition resulting in the issuance of an additional 36.7 million Suncor common shares, which resulted in a total acquisition price of $4.452 billion. The estimated fair values of the net assets acquired were not adjusted to reflect the changes in Suncor's share price on the subsequent transaction dates.

Purchase price allocation

The acquisition has been accounted for as a business combination using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value, except for the employee future benefit liability which is measured as the present value of the net obligation. The preliminary purchase price allocation is based on management's best estimates of fair values of COS' assets and liabilities as at February 5, 2016. Adjustments to estimates may be required.

($ millions)

Cash	109

Accounts receivable	231

Inventory	135

Other assets	105

Property, plant and equipment	9 476

Exploration and evaluation	602

Total assets acquired	10 658

Accounts payable and other liabilities	(375)

Long-term debt	(2 639)

Employee future benefits	(323)

Decommissioning provision	(1 169)

Deferred income taxes	(1 826)

Total liabilities assumed	(6 332)

Net assets of COS	4 326

Non-controlling interest	(1 172)

Net assets acquired	3 154

The fair values of cash, accounts receivable and other current assets, and accounts payable and other liabilities approximate their carrying values due to the short-term maturity of the instruments. The fair values of crude inventory and long-term debt were determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

SUNCOR ENERGY INC. 2016 FIRST QUARTER 45

The following table summarizes the fair value of COS debt acquired by Suncor.

($ millions)	February 5, 2016

Fixed-term debt, redeemable at the option of the company

7.75% Notes, due 2019 (US$500)	755

7.90% Notes, due 2021 (US$250)	389

4.50% Notes, due 2022 (US$400)	515

8.20% Notes, due 2027 (US$74)	114

6.00% Notes, due 2042 (US$300)	316

Total Notes	2 089

Credit facility	550

Total long-term debt	2 639

The non-controlling interest (NCI) was initially measured at the NCI's proportionate share of the net identifiable assets acquired. The subsequent transactions on February 22, 2016, and March 21, 2016, were accounted for as equity transactions with shareholders and eliminated the NCI balance. Suncor recognized the difference between the fair value of the common shares issued and the NCI recorded at February 5, 2016 directly in equity. During the period from February 5, 2016 to March 21, 2016, when Suncor did not own 100% of the equity, net earnings of $11 million were earned that are attributable to the NCI owners.

As part of the acquisition the company also assumed various pipeline and storage commitments of $3.0 billion undiscounted. The contract terms of these commitments range between one and 24 years, with payments commencing in the first quarter of 2016.

Acquisition costs of $28.7 million have been charged to Operating, Selling and General expense in the consolidated statements of comprehensive income for the period ended March 31, 2016.

COS contributed $326.4 million to gross revenues and $77.0 million to consolidated net earnings from the acquisition date to March 31, 2016.

Had the acquisition occurred on January 1, 2016, COS would have contributed $508.0 million to gross revenues and $40.1 million to consolidated net earnings, which would have resulted in gross revenues of $6.2 billion and consolidated net earnings of $297 million for the period ended March 31, 2016.

5. OTHER (LOSS) INCOME

Other (loss) income consists of the following:

	Three months ended March 31
($ millions)	2016	2015

Energy trading activities

Change in fair value of contracts	(24)	7

Gains on inventory valuation	30	75

Risk management activities(1)	(99)	8

Investment and interest income	18	18

Renewable energy grants	—	5

Risk mitigation and insurance proceeds(2)	—	104

Change in value of transportation commitments and other	8	40

	(67)	257

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments and long-term forward starting interest rate swaps in the Corporate segment.

(2)
Includes business interruption insurance proceeds recorded in the first quarter of 2015 for the Terra Nova assets in the Exploration and Production segment.
46 SUNCOR ENERGY INC. 2016 FIRST QUARTER

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended March 31
($ millions)	2016	2015

Equity-settled plans	17	20

Cash-settled plans	115	97

	132	117

7. FINANCING (INCOME) EXPENSES

	Three months ended March 31
($ millions)	2016	2015

Interest on debt	254	210

Capitalized interest	(141)	(93)

Interest expense	113	117

Interest on pension and other post-retirement benefits	12	15

Accretion	64	52

Foreign exchange (gain) loss on U.S. dollar denominated debt	(921)	962

Foreign exchange and other	14	(8)

	(718)	1 138

8. INCOME TAXES

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR, including tax, penalty and interest, was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. In addition to the above, the company has:

•
Received NORs related to the derivative contracts from the Provinces of Alberta, Ontario and Quebec for approximately $124 million, $100 million and $42 million, respectively;

•
Provided security to the CRA and the Provinces of Quebec and Ontario for approximately $642 million;

•
Filed Notices of Objection with the CRA and the Provinces of Alberta, Ontario and Quebec; and

•
Filed a Notice of Appeal with the Tax Court of Canada in November 2014 and is now pursuing its Appeal to that Court.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.3 billion.

SUNCOR ENERGY INC. 2016 FIRST QUARTER 47

9. EARNINGS (LOSS) PER COMMON SHARE

	Three months ended March 31
($ millions)	2016	2015

Net earnings (loss)	257	(341)

Net earnings (loss) attributable to common shareholders	246	(341)

(millions of common shares)

Weighted average number of common shares	1 516	1 445

Dilutive securities:

Effect of share options	1	—

Weighted average number of diluted common shares	1 517	1 445

(dollars per common share)

Basic and diluted earnings (loss) per share	0.17	(0.24)

Basic and diluted earnings (loss) per share attributable to common shareholders	0.16	(0.24)

10. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The following table presents the company's non-designated Energy Trading and Risk Management derivatives measured at fair value as at March 31, 2016.

($ millions)	Energy Trading	Risk Management	Total

Fair value outstanding at December 31, 2015	(18)	20	2

Value of contracts settled during the quarter	24	(70)	(46)

Changes in fair value during the quarter (note 5)	(24)	(99)	(123)

Fair value outstanding at March 31, 2016	(18)	(149)	(167)

(b) Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at March 31, 2016.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	2	29	—	31

Accounts payable	(45)	(153)	—	(198)

	(43)	(124)	—	(167)

During the first quarter of 2016, there were no transfers between Level 1 and Level 2 fair value measurements and no transfers into and out of Level 3 fair value measurements.

The company uses forward starting interest rate swaps to mitigate its exposure to the effect of future interest rate movements on future debt issuances. As at March 31, 2016, the company had executed $1.3 billion in forward swaps. A decrease in interest rates of 0.53% during the quarter resulted in a decrease in value of $123 million associated with the swaps.

Non-Derivative Financial Instruments

At March 31, 2016, the carrying value of fixed-term debt accounted for under amortized cost was $15.2 billion (December 31, 2015 – $13.3 billion) and the fair value was $16.0 billion (December 31, 2015 – $14.5 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

48 SUNCOR ENERGY INC. 2016 FIRST QUARTER

11. ASSET SWAP WITH TRANSALTA CORPORATION

On August 31, 2015, Suncor completed an exchange of assets with TransAlta Corporation. Suncor exchanged Kent Breeze and its share of the Wintering Hills wind power facilities for TransAlta's Poplar Creek cogeneration facilities, which provide steam and power for Suncor's Oil Sands operations. The acquisition of the Poplar Creek cogeneration facilities is expected to enhance the reliability and efficiency of Suncor's base operations.

As part of the agreement, Suncor entered into a 15-year lease with TransAlta to finance the difference between the fair value of the cogeneration facilities and the fair value of the wind farms. The leased assets consist of two gas turbine generators and heat recovery steam generators. Ownership of these assets will automatically transfer to Suncor at the end of the term for a nominal amount. Although the legal form of this arrangement is a lease, in substance it is a deferred financing arrangement because it was entered into to finance the remaining balance of this acquisition and ownership of the assets will automatically transfer to Suncor at the end of the term. The lease is accounted for as a deferred financing arrangement that is part of the business combination because it is a component of the consideration provided to TransAlta.

The transaction was determined to have commercial substance since Suncor acquired operational control of Poplar Creek and will be entitled to all of the electrical output. The acquisition of the Poplar Creek assets was treated as a business combination, whereby the assets and liabilities acquired were recorded at their fair value. The fair values were calculated using an expected future cash flow approach with risk-adjusted discount rates between 6% and 8%. Key assumptions used in the calculation were discount rate, power price and natural gas price.

Purchase consideration

($ millions)

Fair value of Kent Breeze wind farm	47

Fair value of Suncor's share of Wintering Hills wind farm	77

Fair value of deferred financing arrangement	303

Total purchase consideration	427

Purchase price allocation

The preliminary purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities. Upon finalization, adjustments to the initial estimates may be required.

($ millions)

Working capital	36

Property, plant and equipment	393

Decommissioning provision	(2)

Net assets acquired	427

12. ACQUISITION OF ADDITIONAL OWNERSHIP IN FORT HILLS

On November 6, 2015, Suncor completed the purchase of an additional 10% working interest in the Fort Hills oil sands project from Total E&P Canada Ltd. for total aggregate consideration of $360 million. Suncor's share in the project has increased to 50.8%.

13. PROVISIONS

An increase in the credit-adjusted risk-free interest rate to 4.73% (December 31, 2015 – 4.37%) resulted in a decrease in provisions of $440 million for the three months ended March 31, 2016.

14. SUBSEQUENT EVENT

On April 27, 2016 Suncor announced that it had entered into a purchase and sale agreement with Murphy Oil Company Ltd. (Murphy Oil) to acquire Murphy Oil's 5% interest in the Syncrude oil sands mining and upgrading joint arrangement for $937 million, subject to closing adjustments. The transaction is subject to regulatory approval and has an effective date of April 1, 2016. Upon completion of the transaction, which is expected to close by the end of the second quarter of 2016, Suncor's working interest in Syncrude will increase to 53.74%.

SUNCOR ENERGY INC. 2016 FIRST QUARTER 49

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EXHIBIT 99.3